UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 8, 2017, FreeSeas Inc. (the “Company”) provided notice to RBSM LLP (“RBSM”), the Company’s prior independent registered public accounting firm, that the Company had terminated its engagement with RBSM. In replacement of RBSM, the Company has retained Fruci & Associates II, PLLC as the Company’s independent registered public accounting firm. Attached as Exhibit 99.1 to this Form 6-K is a copy of the letter provided to the U.S. Securities and Exchange Commission regarding the termination of the RBSM engagement.

The following exhibit is filed herewith:

Exhibit Number	Description
99.1	Letter from RBSM LLP, dated June 13, 2017

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: June 13, 2017	By:	/s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos
Chief Financial Officer

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